                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                               -----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)


                           DAVIDSON GROWTH PLUS, L.P.
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


                               -----------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $3,506,482            Amount of Filing Fee: $701.30
-------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 9,659.73 units of limited partnership interest of the subject partnership for $363 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $701.30        Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D   Date Filed:  May 14, 1999




                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 7 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Davidson Growth Plus, L.P. (the "Partnership"); and (b) Amendment No. 7 to
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the"Commission") on January 18, 1996, by Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), Andrew L. Farkas, Riverdale Investors Corp., Inc., whose successor in interest is Riverdale L.L.C. ("Riverdale"), and Carl C. Icahn, as amended by (i) Amendment No. 1, filed with the Securities and Exchange Commission (the "Commission") on April 25, 1997, by IPLP, IPT, Insignia, Andrew L. Farkas, and DGP Acquisition, L.L.C. ("Acquisition"), (ii) Amendment No. 2 filed with the Commission on July 7, 1997, by IPLP, IPT, Acquisition, Insignia, IB Holding, Inc. ("Holding") and Andrew L. Farkas, (iii) Amendment No. 3 filed with the Commission on August 27, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas,
(iv) Amendment No. 4 filed with the Commission on September 26, 1998, by AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5 filed with the Commission on January 29, 1999, by Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP, and AIMCO, and (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.


             (a)(1) Offer to Purchase, dated May 13, 1999 (previously filed).

             (a)(2)    Letter of Transmittal and related Instructions.

             (a)(3) Letter, dated May 13, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).

             (a)(4)    Supplement to Offer to Purchase, dated July 1, 1999.

             (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

             (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

             (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

             (c)       Not applicable.

             (d)       Not applicable.

             (e)       Not applicable.

             (f)       Not applicable.

             (z)(1) Agreement of Joint Filing, dated May 13, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River (previously filed).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999
                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By:  AIMCO/IPT, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                      --------------------------------
                                      Executive Vice President

                                 EXHIBIT INDEX



EXHIBIT NO.         DESCRIPTION
-----------         -----------

(a)(1)         Offer to Purchase, dated May 13, 1999 (previously filed).

(a)(2)         Letter of Transmittal and related Instructions.

(a)(3)         Letter, dated May 13, 1999, from AIMCO OP to the Limited
               Partners of the Partnership (previously filed).

(a)(4)         Supplement to Offer to Purchase, dated July 1, 1999.

(a)(5)         Letter, dated July 1, 1999, from AIMCO OP to the Limited
               Partners of the Partnership.

(b)            Amended and Restated Credit Agreement (Unsecured
               Revolver-to-Term Facility), dated as of October 1, 1998, among
               AIMCO OP, Bank of America National Trust and Savings
               Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
               Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

(b)(2)         First Amendment to Credit Agreement, dated as of November 6,
               1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National
               Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
               Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(z)(1)         Agreement of Joint Filing, dated May 13, 1999, among AIMCO,
               AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River
               (previously filed).




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